[CEDC Letterhead]

November 20, 2008

BY EDGAR AND OVERNIGHT MAIL

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Office of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

100 F Street, North East

Washington, D.C. 20549

Re:	Central European Distribution Corporation
Form 10-K
Filed February 29, 2008
File No. 000-24341
Schedule 14A
Filed April 2, 2008

Dear Mr. Reynolds:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission set forth in your letter dated November 18, 2008 to Mr. William V. Carey, Chief Executive Officer of Central European Distribution Corporation (the “Company”), with respect to the above-referenced Form 10-K and Schedule 14A.

The purpose of this letter is to inform the Staff that the Company intends to respond to the comments not later than December 19, 2008.

If you have further questions or comments, please contact me at (011 48 22) 375-1800.

Sincerely,

/s/ Chris Biedermann
Chris Biedermann
Vice President and Chief Financial Officer

cc: Mr. Ethan Horowitz